SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of November, 2003

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


                 RYANAIR PROFITS BEAT EXPECTATIONS FOR HALF YEAR
                 ENDED 30 SEPT'03 PROFITS RISE BY 16% to EUR176M
                       AS AIRLINE REDUCES FARES BY 12% AND
                            INCREASES TRAFFIC BY 45%

Ryanair, Europe's No.1 low fares airline today (Monday 3 Nov 2003) released financial results for the half year ended 30th September 2003 showing record profit and traffic growth, whilst passing on fares that are 12% lower than the equivalent period last year.

                  Summary Table of Results (Irish GAAP) - in Euro

    Half year ended            Sept 30,2002   Sept 30, 2003     % Increase

    Passengers                         7.8m           11.3m             45%

    Revenue                       EUR464.6m       EUR596.4m             28%

    Adjusted Profit after         EUR150.9m       EUR175.5m             16%
     tax Note 1

    Adjusted EPS (Euro               19.99           23.21              16%
     Cent) Note 1


        Note 1: Adjusted profit after tax and EPS, excludes the exceptional costs of EUR5.4m and a Goodwill charge of EUR1.2m

Traffic for the six months grew by 45% to 11.3m, average fares declined by 12% for the half year. Total revenues rose by 28%, operating costs rose by 32%, whilst after tax margins declined as predicted from 32% to 29% for the half year. Adjusted net profit after tax rose by over 16% to a record EUR175.5m.

Announcing these lowest ever fares and record profits, Ryanair's Chief Executive, Michael O'Leary said;

    "These results demonstrate another strong performance from Ryanair's low fares model which continues to grow profitably in adverse market conditions across Europe. The strength of our traffic and profit growth, as well as the exceptional margins, once again proves our doubters wrong. As Southwest Airlines has proven for over 30 years, the low fares model (if properly implemented) works, it delivers extraordinary growth and exceptional profitability in an industry more often characterised by losses.

    "During a period impacted by a war in Iraq, high oil prices, and a depressed economic environment in Europe, Ryanair has taken delivery of 18 new Boeing aircraft, acquired, restructured and relaunched Buzz, opened two new bases in Milan Bergamo and Stockholm Skavsta, and launched over 50 new routes.

    "Having increased seat capacity this Summer by over 50% and launched so many new routes it was inevitable that load factors would decline - as predicted
    - from last year's record levels. Most of these new routes have performed extremely well and we are now running slightly ahead of our expectation of a 5% load factor decline for the year. Although yields continue to be softer than we expected we will continue to drive down fares in all markets, whilst offering more choice, better service and lowest ever prices to our customers.

    "Of the two new bases this year Milan has, as expected, been the better performer this Summer. Load factors at the Stockholm base have been slightly lower, largely as a result of lower than expected load factors on the three intra-Scandinavian routes (Aarhus, Oslo, and Tampere) and we are in discussions with our partners at Stockholm Skavsta Airport which will see us either bring the performance of these routes up to acceptable load factors or alternatively replace them with new international destinations from Stockholm. Some of our new routes from Stansted this Summer, particularly to the low countries and one or two French destinations have also underperformed. Unless there is a significant improvement in load factors through the Winter, then we will replace a small number of these with alternative destinations and services, by selecting from some of the 50 new airports that we are currently in discussions with.

    "At a time when many European airlines are announcing losses or steep falls in profits, Ryanair is continuing to grow profitably. This Winter we will operate 13 new routes as follows:



      Birmingham-Girona                    Glasgow-Shannon

      Birmingham-Murcia                    London-Baden Baden

      Bournemouth-Girona                   London-Reus

      Frankfurt-Alghero                    London-Tampere

      Frankfurt-Venice                     London-Valladolid

      Glasgow-Gothenburg                   Stockholm-Brussels

      Glasgow-Milan

    "We continue to meet and defeat attempts by our high fare flag carrier competitors to limit Ryanair's growth, to block competition and lower fares in regional markets in Europe. In recent weeks an effort by SAS to block our operations at Aarhus has been dismissed; claims by Air Mediterranee that its traffic has declined as a result of Ryanair's low fares services on the London-Pau route have been disproved by official CAA traffic statistics; attempts by Dusseldorf Airport and Lufthansa to block Dusseldorf designation for Niederhein Airport have been defeated and the Norwegian CAA has also thrown out complaints from SAS about Ryanair's cost base at Haugesund.

    "We continue to await a final decision of the European Commission on the Charleroi investigation, but remain confident that Commissioner de Palacio will put in place a framework that will encourage and enable publicly owned airports such as Charleroi and Strasbourg to compete on a level playing field with the many privately owned airports around Europe. These publicly owned secondary and regional airports must be allowed and encouraged to participate in the low fares, high growth, traffic and tourism revolution.

    "At a time when the high fare flag carriers are entering into anti-consumer alliances around Europe, we believe the Commission is extremely focused on the fact that the development of Europe's regions - and competition in air travel - depends on the growth of direct low fare flights. This is vital when the flag carriers are focusing on adding frequency and increasing prices on connecting flights across a small number of congested hub airports in Europe. The threat to consumers and air travel has recently been demonstrated by Britair/Air France's return to a monopoly service on the Strasbourg-London route with same day return fares that start from a lowest price of almost EUR800 return from Strasbourg, a fare that is over 40 times more expensive that the lowest fare on sale from Ryanair for a similar itinerary.

    "As always our focus in Ryanair continues to be on cost reduction. We are currently finalising negotiations with financial institutions for new and lower cost financing for some of our new 737-800 series deliveries. Going forward it will be Ryanair's policy to own outright a majority of these aircraft, but to lease a significant minority. The next 10 aircraft for delivery in early 2004 will be financed under long-term low cost operating leases which benefit from Ryanair's extremely low purchase price, resulting in highly competitive monthly lease rentals. The financing of a significant portion of Ryanair's new aircraft deliveries in this manner over the coming years will significantly boost Ryanair's cashflow and ensure that the airline continues to maintain a substantial net cash position on its balance sheet, allowing Ryanair to continue to be amongst the best financed airlines in the world.

    "We remain dismayed at the continuing inactivity of the Irish Government in implementing its own election program to bring forward competition and low cost efficient facilities at the Irish airports. Costs at the three Irish airports, whilst not a material issue for Ryanair any more, will rise substantially next year. Access costs and fares to Ireland will rise in line with these totally unnecessary price increases at a time when Irish tourism is crying out for new routes and lower access fares.

    "It is now over 12 months since the Government received 13 expressions of interest from a wide range of aviation companies to finance and build multiple competing terminals at Dublin Airport and still we have seen no action whatsoever to introduce this desperately needed competition. It is time the Irish Government "got real" and proceeded with its stated policy of breaking the airport monopoly into three competing companies and expedite the development of competing terminals at Dublin Airport.

    "Looking forward for the remainder of the fiscal year, we remain confident that traffic growth will continue to be strong, but cautious about fares and yields. We expect that average yields will continue to decline by between 10% and 15% compared to those charged last year, and remain equally determined that Ryanair will continue to be the lowest fare airline in every market in which we operate. Accordingly we expect profits to grow materially, as we continue to maintain our margins in excess of 20%. The one key difference between Ryanair and all the other low fare imitators here in Europe is that only one airline - Ryanair - offers the lowest fares and has the lowest costs. Ryanair will continue to drive down costs and prices and by so doing, we will continue to replicate the success of other industry price leaders such as Southwest, Dell and Wal-Mart and deliver superior returns for shareholders".

To celebrate these excellent results in traditional Ryanair fashion we are offering one million seats at just GBP1 each (plus taxes and charges). This offer is available for sale immediately on www.ryanair.com on all routes from London with seats available every day of the week. Booking must end at midnight on Thursday so book early as demand is bound to be very strong for this phenomenal offer. Don't give up the day job - just take a GBP1 getaway with Ryanair!

ENDS.     Monday, 3rd November 2003


For results and further information Howard Millar         Pauline McAlester
please contact:                     Ryanair Holdings Plc  Murray Consultants
www.Ryanair.com                     Tel: 353-1-8121212    Tel: 353-1-4980300

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.

    Ryanair is Europe's largest low fares airline with 136 low fare routes across 16 countries. Ryanair operates a fleet of 68 aircraft, with firm orders for up to a further 112 new Boeing 737-800's which will be delivered over the next 6 years. Ryanair currently employs a team of 2,200 people and expects to carry almost 24 million scheduled passengers in the current year.




Ryanair Holdings plc and Subsidiaries


Consolidated Profit and Loss Accounts in accordance with UK and Irish GAAP(unaudited)

                                Quarter      Quarter        Half Year       Half Year
                                  ended        ended            ended           ended
                               Sept 30,     Sept 30,         Sept 30,        Sept 30,
                                   2003         2002             2003            2002
                                EUR'000      EUR'000          EUR'000         EUR'000
                                -------      -------          -------         -------

Operating Revenues

Scheduled revenues              309,509      238,346          523,540         411,107
Ancillary revenues               41,709       31,981           72,834          53,482
                               --------      -------          -------        --------

Total operating revenues
-continuing operations          351,218      270,327          596,374         464,589
                               --------      -------          -------        --------

Operating expenses

Staff costs                      31,576       23,307           61,478          46,732
Depreciation and amortisation    23,682       19,490           46,719          37,863
Aircraft retirement costs         2,718            -            2,718               -
Other operating expenses
           Fuel & Oil            43,688       34,777           84,346          68,422
           Maintenance,
           materials and
           repairs               11,003        7,694           22,187          17,143
           Marketing and
           distribution
           costs                  2,300        2,622            9,983           8,107
           Aircraft rentals       2,214            -            3,720               -
           Route charges         27,740       17,259           52,889          33,750
           Airport and
           Handling charges      37,562       28,043           72,079          56,206
           Other                 21,240       14,995           39,686          28,871
                               --------      -------          -------        --------

Total operating expenses        203,723      148,187          395,805         297,094
                               --------      -------          -------        --------

Operating profit before
exceptional items
and goodwill                    147,495      122,140          200,569         167,495

Buzz re-organisation costs            -            -           (3,012)              -
Amortisation of goodwill           (587)           -           (1,171)              -
                               --------      -------          -------        --------
                                   (587)           -           (4,183)              -
                               --------      -------          -------        --------

Operating profit after
exceptional items and goodwill  146,908      122,140          196,386         167,495
                               --------      -------          -------        --------

Other income/(expenses)

Foreign exchange gains/
(losses)                          1,240        1,860            1,433            (721)
(Loss) on disposal of fixed
assets                               (8)           1               (8)            (21)
Interest receivable and
similar income                    6,057        9,003           12,527          16,005
Interest payable and similar
charges                         (11,727)      (7,660)         (22,803)        (14,054)
                               --------      -------          -------        --------
Total other income/
(expenses)                       (4,438)       3,204           (8,851)          1,209
                               --------      -------          -------        --------
Profit before taxation          142,470      125,344          187,535         168,704

Tax on profit on ordinary
activities                      (14,049)     (13,362)         (18,594)        (17,758)
                               --------      -------          -------        --------

Profit for the period           128,421      111,982          168,941         150,946
                               ========      =======          =======        ========

Earnings per ordinary share

           -Basic(Euro cent)      16.95        14.83            22.34           19.99
           -Diluted(Euro cent)    16.76        14.64            22.09           19.72

Adjusted Earnings per
ordinary share*

           -Basic(Euro cent)      17.39        14.83            23.21           19.99
           -Diluted(Euro cent)    17.19        14.64            22.95           19.72

Number of ordinary shares(in 000's)

           -Basic               757,477      755,031          756,341         755,031
           -Diluted             766,342      765,016          764,799         765,377

* Calculated on Profit for period before exceptional items(net of tax) and Goodwill and excluding Aircraft retirement costs
                                                                    Page 1



Ryanair Holdings plc and Subsidiaries


Consolidated Balance Sheets in accordance with UK and Irish GAAP(unaudited)

                                                    Sept 30,     March 31,
                                                        2003          2003
                                                     EUR'000       EUR'000
                                                     -------       -------

Fixed assets

Tangible assets                                    1,582,842     1,352,361
Aircraft deposits                                          0             0
Intangible Assets                                     45,670             -
                                                     -------       -------

Total fixed assets                                 1,628,512     1,352,361
                                                     -------       -------


Current Assets

Cash and liquid resources                          1,161,091     1,060,218
Accounts receivable                                   11,032        14,970
Other assets                                          18,688        16,370
Inventories                                           24,153        22,788
                                                     -------       -------

Total current assets                               1,214,964     1,114,346
                                                     -------       -------

Total assets                                       2,843,476     2,466,707
                                                     =======       =======


Current liabilities

Accounts payable                                      64,435        61,604
Accrued expenses and other liabilities               276,551       251,328
Current maturities of long term debt                  78,577        63,291
Short term borrowings                                  1,002         1,316
                                                     -------       -------

Total current liabilities                            420,565       377,539
                                                     -------       -------



Other liabilities

Provisions for liabilities and charges                91,246        67,833
Accounts payable due after one year                    2,898         5,673
Long term debt                                       913,243       773,934
                                                     -------       -------

Total Other liabilities                            1,007,387       847,440
                                                     -------       -------



Shareholders' funds - equity

Called - up share capital                              9,625         9,588
Share premium account                                558,330       553,512
Profit and loss account                              847,569       678,628
                                                     -------       -------

Shareholders' funds - equity                       1,415,524     1,241,728
                                                     -------       -------

Total liabilities and shareholders'
funds                                              2,843,476     2,466,707
                                                     =======       =======



Ryanair Holdings plc and Subsidiaries

Consolidated Cashflow Statements in accordance with UK and Irish GAAP (unaudited)

                                              Ryanair          Ryanair
                                         Holdings plc     Holdings plc
                                            Half year        Half year
                                                ended            ended
                                             Sept 30,         Sept 30,
                                                 2003             2002
                                              EUR'000          EUR'000
                                              -------          -------

Net cash inflow from operating                253,122          204,908
activities

Returns on investments and servicing
of finance                                     (7,774)           1,563

Taxation                                          814           (2,171)

Capital expenditure(including aircraft
deposits)                                    (283,630)        (140,516)

Acquisitions and disposals                    (20,795)               -
                                              -------          -------

Aircraft deposits                                   0                0
                                              -------          -------

Net cash (outflow)/inflow before
financing and management of liquid resources  (58,263)          63,784


Financing                                     159,450           61,918

(Increase) in liquid resources               (141,306)        (143,576)
                                              -------          -------

(Decrease) in cash                            (40,119)         (17,874)
                                              =======          =======


Analysis of movement in liquid resources

At beginning of year                          982,352          816,023
Increase in period                            141,306          143,576
                                              -------          -------

At end of period                            1,123,658          959,599
                                              =======          =======


Analysis of movement in cash

At beginning of year                           76,550           77,747
Net cash (outflow) during period              (40,119)         (17,874)
                                              -------          -------

At end of period                               36,431           59,873
                                              =======          =======


Ryanair Holdings plc and Subsidiaries

Consolidated Statement of Changes in Shareholders' Funds - Equity in accordance with UK and Irish GAAP (unaudited)


                                            Share     Profit
                              Ordinary    premium   and loss
                                shares    account    account       Total
                               EUR'000    EUR'000    EUR'000     EUR'000
                               -------    -------    -------     -------

Balance at April 1, 2003         9,588    553,512    678,628   1,241,728

Prior year adjustment                0          0          0           0

Issue of ordinary equity shares     37      4,818          -       4,855

Profit for the period                -          -    168,941     168,941
                              --------    -------     ------     -------

Balance at September 30, 2003    9,625    558,330    847,569   1,415,524
                              ========    =======    =======     =======


Reconciliation of adjusted Earning per share (unaudited)

                               Quarter    Quarter              Half Year   Half Year
                                 ended      ended                  ended       ended
                              Sept, 30   Sept, 30               Sept, 30    Sept, 30
                                  2003       2002                   2003        2002
                               EUR'000    EUR'000                EUR'000     EUR'000
                               -------    -------                -------     -------

Profit for the period under
UK and Irish GAAP              128,421    111,982                168,941     150,946

Adjustments
-------------


Aircraft retirement costs        2,718         -                   2,718          -
Buzz re-organisation costs           -         -                   3,012          -
Amortisation of goodwill           587         -                   1,171          -
Taxation adjustment for above        -         -                    (305)         -
                              --------   -------                 -------    -------

Adjusted Profit under UK and
Irish GAAP                     131,726   111,982                 175,537    150,946
                              ========   =======                 =======    =======


Number of ordinary
shares(in 000's)

             -Basic           757,477    755,031                756,341     755,031
             -Diluted         766,342    765,016                764,799     765,377


Adjusted Earnings per
ordinary share

             -Basic             17.39      14.83                  23.21       19.99
             -Diluted           17.19      14.64                  22.95       19.72



Ryanair Holdings plc and Subsidiaries

Consolidated Profit and Loss Accounts in accordance with US GAAP (unaudited)

                           Quarter      Quarter       Half Year      Half Year
                             ended        ended           ended          ended
                          Sept 30,     Sept 30,        Sept 30,       Sept 30,
                              2003         2002            2003           2002
                           EUR'000      EUR'000         EUR'000        EUR'000

Operating Revenues

Scheduled revenues         309,509      238,346         523,540        411,107
Ancillary revenues          41,709       31,981          72,834         53,482
                          --------      -------         -------       --------

Total operating revenues
-continuing operations     351,218      270,327         596,374        464,589
                          --------      -------         -------       --------


Operating expenses

Staff costs                 31,376       23,036          61,058         46,222
Depreciation and
amortisation                23,682       19,490          46,719         37,863
Aircraft retirement costs    2,718            -           2,718              -
Other operating expenses
           Fuel & Oil       43,688       34,777          84,346         68,422
           Maintenance,
           materials
           and
           repairs          11,003        7,694          22,187         17,143
           Marketing and
           distribution
           costs            2,300        2,622           9,983          8,107
           Aircraft rentals 2,214            -           3,720              -
           Route charges   27,740       17,259          52,889         33,750
           Airport and
           Handling charges 37,562       28,043          72,079         56,206
           Other            21,218       14,973          39,642         28,827
                          --------      -------         -------       --------

Total operating
expenses                   203,501      147,894         395,341        296,540
                          --------      -------         -------       --------

Operating profit before
Buzz reorganisation costs  147,717      122,433         201,033        168,049

Buzz re-organisation costs       -            -          (3,012)             -
                          --------      -------         -------       --------

Operating profit after
Buzz reorganisation costs  147,717      122,433         198,021        168,049
                          --------      -------         -------       --------

Other income/(expenses)

Foreign exchange gains/
(losses)                   1,240         (2,329)            1,433       (4,910)
(Loss) on disposal of
fixed assets                  (8)             1                (8)         (21)
Interest receivable and
similar income             6,057          9,003            12,527       16,005
Interest payable and
similar charges           (9,859)        (6,527)          (19,112)     (11,914)
                        --------        -------           -------     --------

Total other income/
(expenses)                (2,570)           148            (5,160)        (840)
                        --------        -------           -------     --------
Profit on ordinary
activities before
taxation                 145,147        122,581           192,861      167,209

Tax on profit on
ordinary activities      (14,308)       (12,685)          (19,108)     (17,222)
                        --------        -------           -------     --------

Net Income               130,839        109,896           173,753      149,987
                        ========        =======           =======     ========

Net Income per ADS
           -Basic(Euro
            cent)          86.36          72.78            114.86        99.33
           -Diluted
           (Euro cent)     85.37          71.83            113.59        97.98

Adjusted Net Income per ADS *

           -Basic(Euro
            cent)          88.16          72.78            118.45        99.33
           -Diluted
           (Euro cent)     87.14          71.83            117.14        97.98

Weighted Average number
of shares

           -Basic        757,477        755,031           756,341      755,031
           -Diluted      766,342        765,016           764,799      765,377


(1)The U.S. GAAP Net income is after marking to market forward contracts.The principal component of the notional loss is in relation to Stg:Euro contracts which were entered into by the Company to protect surplus sterling receipts. Under Irish/UK GAAP such notional gains/(losses) are not taken to the profit/
(loss) account.

* Calculated on Net Income before Buzz reorganisation costs (net of tax), and Aircraft retirement costs

Ryanair Holdings plc
and Subsidiaries

Summary of significant differences between UK, Irish and US generally Accepted accounting principles(unaudited)

Note 1 -Restatement
of Comparative
Results

Under UK and Irish GAAP the Company changed the way in which it accounted for airframe and engine maintenance checks to comply with the provisions of FRS
12 "Provisions, Contingent Liabilities and Contingent Assets" and FRS 15 "Tangible Assets". Maintenance is no longer provided for by accruing for the future costs of checks but is capitalised as incurred and amortised. An element of the cost of a newly acquired aircraft is also attributed to the condition of its airframe and engines and amortised over the periods which benefit.

Under UK and Irish GAAP prior periods are restated for changes in accounting policies. However under US GAAP, a change in accounting policy results in a cumulative adjustment to income in the year of change. Prior year results are not restated

Generally accepted accounting principles in Ireland and the United Kingdom vary in certain significant respects from generally accepted accounting principles in the United States as described in Note 29 to our consolidated financial statements included in our 1999 Annual Report on Form 20-F.



(A) Net income
under US GAAP



                           Quarter ended           Half Year ended

                       Sept 30,     Sept 30,    Sept 30,      Sept 30,
                           2003         2002        2003          2002
                         EUR000       EUR000     EUR'000       EUR'000
                        -------      -------     -------       -------

Profit as reported
in the consolidated
profit and
Loss accounts in
accordance with UK and
Irish GAAP              128,421      111,982     168,941       150,946


Adjustments

Pension                     200          155         420           277
Derivative
financial
instruments(net of tax)       -       (4,189)          -        (4,189)
Amortisation of goodwill    587            -       1,171             -
Employment grants             -          116           -           233
Capitalised interest
re aircraft acquisition
programme                 1,868        1,133       3,691         2,140
Darley Investments Limited   22           22          44            44
Taxation- effect of
above adjustments          (259)         677        (514)          536
                        -------      -------     -------       -------

Net income under
US GAAP                 130,839      109,896     173,753       149,987
                        =======      =======     =======       =======

Cumulative effect of
accounting change
(net of tax)                  0            0           0             0
                        -------      -------     -------       -------

                        130,839      109,896     173,753       149,987


Note: - under US GAAP changes in accounting policies are only reflected in the quarter in which the change occurrs, accordingly the effect of changes to maintenance, depreciation and tax will only be reflected in Quarter 4 1998 and subsequent periods. See Page 5 for impact on 1998 comparatives.


Ryanair Holdings plc and Subsidiaries

Summary of significant differences between UK, Irish and US generally accepted accounting principles continued

(B) Consolidated
Cashflow Statements in
accordance With US GAAP

                                                             Half Year ended

                                                         Sept 30,      Sept 30,
                                                             2003          2002
                                                          EUR'000       EUR'000
                                                          -------       -------

Cash inflow from operating activities                     246,162       204,300
Cash (outflow) from investing activities                 (568,793)     (130,741)
Cash inflow from financial activities                     159,136        67,145
                                                          -------       -------

(Decrease)/increase in cash and cash equivalents         (163,495)      140,704
Cash and cash equivalents at beginning of year            537,476       482,492
                                                          -------       -------

Cash and cash equivalents at end of period                373,981       623,196
                                                          =======       =======

Cash and cash equivalents under US GAAP                   373,981       623,196
Restricted cash                                           198,300             -
Deposits with a maturity of between three and six months  588,810       407,008
                                                          -------       -------
Cash and liquid resources under UK and Irish GAAP       1,161,091     1,030,204
                                                          =======       =======


                                                                Page 6



Ryanair Holdings plc and Subsidiaries

Summary of significant differences between UK, Irish and US generally
Accepted accounting principles(unaudited)


(C) Shareholders' funds - equity

                                                                   Sept 30,       Sept 30,
                                                                       2003           2002
                                                                    EUR'000        EUR'000
                                                                    -------        -------

Shareholders' equity as reported in the consolidated balance
Sheets (UK and Irish GAAP)                                        1,415,524      1,153,220

Adjustments:

Pension                                                               3,531          2,691
Employment grants                                                         -           (236)
Goodwill                                                              1,171              -
Capitalised interest re aircraft acquisition programme               13,980          7,167
Darley Investments Limited                                             (195)          (283)
Investments                                                               -              -
Minimum pension liability (net of tax)                               (2,656)             -
Derivative financial instruments(net of tax)                        (70,013)       (47,786)
Tax effect of adjustments                                            (2,189)        (1,224)
                                                                    -------        -------

Cumulative effect of change in accounting policies                        0              0
                                                                    -------        -------

Shareholders' equity as adjusted to accord with US GAAP           1,359,153      1,113,549
                                                                    =======        =======

Opening shareholders' equity under US GAAP                        1,177,187      1,019,607

Comprehensive Income adjustments
Investments                                                               -              -

Unrealised Pension deficit(net of tax)                                    -              -

Unrealised gains/(losses) on derivative financial
instruments(net of tax)                                                3,358       (56,045)
                                                                     -------       -------
                                                                       3,358       (56,045)

Net income in accordance with US GAAP                                173,753        149,987
Stock issued for cash                                                  4,855              -
                                                                     -------        -------

Closing shareholders' equity under US GAAP                         1,359,153      1,113,549
                                                                     =======        =======


                                                                         Page 7

                              Ryanair Holdings plc
                 Management Discussion and Analysis of Results

Introduction

Profit after tax increased by 12% to EUR168.9m including the exceptional costs and goodwill arising from the "Buzz" acquisition. This profit also includes an additional depreciation charge of EUR2.7m relating to an adjustment to the residual value of 5 Boeing 737-200 aircraft that were retired earlier than planned (see Note 4). Adjusted profit after tax (excluding Buzz exceptional costs of EUR2.7m(net of tax), goodwill of EUR1.2m and aircraft depreciation of EUR2.7m) increased by 16% to EUR175.5m. For the purposes of the MD&A the discussion below is by reference to the adjusted profit and loss account excluding the exceptional items referred to above.

Summary - Half Year ended September 30, 2003

Profit after tax has increased by 16% to EUR175.5m, compared to EUR150.9m in the previous half year ended September 30, 2002 driven by continued strong growth in passenger volumes and tight cost control partly offset by lower average fares. Operating margins have decreased by 2 points to 34%. As a result of these factors operating profit increased by EUR35.8m to EUR203.3m compared to half year ended September 30, 2002.

Total operating revenues increased by 28% to EUR596.4m whilst passengers numbers increased by 45% to 11.3m.

Scheduled Passenger revenues increased by 27% to EUR523.5m due to strong passenger volume growth, offset by a 12% decline in average fares during the period.

Ancillary revenue increased by 36% to EUR72.8m, which is less than the growth in passenger volumes and reflects strong growth in non-flight scheduled revenue, car hire and hotel revenue offset by the cessation of the charter programme as Ryanair replaced charter capacity with scheduled services. Excluding charter income ancillary revenue grew by 62%, a significantly faster rate than the growth in passenger volumes.

Total operating expenses increased by 32% to EUR393.1m due to the increased costs associated with the higher level of activity, primarily staff costs, fuel, route charges, depreciation and airport & handing costs associated with the growth of the airline. Operating costs continue to reflect the increased operational efficiencies arising from the higher proportion of 737-800 aircraft operated.

Other income/expenses declined significantly by EUR10.1m due to lower deposit interest rates and higher interest payable charges arising from the increased level of debt.

Net margins as a result of the above declined from 32% to 29% whilst net profit increased by 16% to EUR175.5m.

Adjusted earnings per share has increased by 16% to 23.21 euro cent, which is in line with the growth in adjusted Net Profit.



Balance Sheet

Cash and liquid resources have increased by EUR100.9m from 1,060.2m at March 31, 2003 to EUR1,161.1m at September 30, 2003, reflecting the increased cash flows from the profitable trading performance during the period. Eight additional aircraft were delivered in the period and these, in addition to aircraft deposits, accounted for the bulk of the EUR283.6m incurred in capital expenditure. This was part funded by the draw down of long term debt, which increased, net of repayments, by EUR154.6m during the period. Shareholders' funds at September 30, 2003 have increased to EUR1,415.5m, compared to EUR1,241.7m at March 31, 2003.





Detailed Discussion and Analysis - Half Year ended September 30, 2003

Profit after tax has increased by 16% to EUR175.5m driven by strong growth in passenger volumes at lower average fares and continued tight cost control. Operating margins declined 2 points to 34% whilst net margins declined by 3 points to 29% compared to the previous period.

Total operating revenues increased by 28% to EUR596.4m whilst passenger volumes increased by 45% to 11.3m.

Scheduled passenger revenues increased by 27% to EUR523.5m primarily due to increased passenger numbers on new and existing routes, offset by a 12% decline in average fares. The decline in average fares is due to the launch of new routes and new bases, the weakness of sterling to the euro (which accounted for 6% of the decline), and Ryanair's policy of reducing airfares.

Ancillary revenues increased by 36% to EUR72.8m, which is lower than the growth in passenger volumes, and reflects the cessation of the charter programme as Ryanair replaced Charter capacity with scheduled services. Excluding charters ancillary revenues increased by 62% due mainly to strong car hire revenues, non-flight scheduled revenues, other ancillary product revenues.

Total operating expenses increased by 32% to EUR393.1m due to the increased level of activity, and the increased costs primarily staff, depreciation, fuel, route charges and airport & handling costs associated with the growth of the airline.

Staff costs have increased by 32% to EUR61.5m. This increase reflects a 34% increase in average employee numbers to 2,232, and the impact of a 3% pay increase granted during the period offset by savings arising from the strength of the euro exchange rate to sterling.

Depreciation and amortisation increased by 23% to EUR46.7m(excluding additional depreciation charges on retired aircraft) due to an increase in the average number of aircraft owned from 43 to 58 and the amortisation of capitalised maintenance costs, offset by savings due to the increase in the number of aircraft fully depreciated.

Fuel costs increased by 23% to EUR84.3m due to a 57% increase in the number of hours flown, offset by a decrease in the average US$ cost per gallon, an improvement in the fuel burn rate due to a higher proportion of 737-800 aircraft operated, and the positive impact of the strengthening of the euro to the US$.

Maintenance costs increased by 29% to EUR22.2m reflecting an increase in the size of the fleet operated, higher maintenance due to the acquisition of the "Buzz" aircraft and an increase in the number of flight hours, offset by savings due to improved reliability arising from the higher proportion of 737-800 aircraft as a percentage of the total fleet.

Marketing and distribution costs increased by 23% to EUR10.0m due to a higher spend on the launch of new routes, and the additional costs associated with the launch of two new bases at Milan-Bergamo and Stockholm-Skavsta.

Aircraft rental costs of EUR3.7m arose during the period reflecting the lease rental costs associated with the acquired "Buzz" aircraft.

Route charges increased by 57% to EUR52.9m due to an increase in the number of sectors flown, an increase in the average sector length and an increase in the size of the aircraft operated which incur a higher charge, offset by the impact of a weaker sterling to euro exchange rate.

Airport and handling charges increased by 28% to EUR72.1m due to an increase in the number of passengers flown, the impact of increased airport and handling charges on some existing routes, offset by lower charges on our new European routes and at our new bases.

Other expenses increased by 37% to EUR39.7m, which is less than the growth in ancillary revenues (excluding charters) due to improved margins on some new and existing products, and cost reductions achieved on other indirect costs.

Operating margins have declined by 2 points to 34% for the reasons outlined above whilst operating profits increased by 21% to EUR203.3m during the period.

Interest receivable decreased by EUR3.5m to EUR12.5m reflecting the strong growth in cash resources arising from the profitable trading performance offset by lower deposit interest rates in the period. Interest payable increased by EUR8.7m to EUR22.8m due to the increased level of debt arising from the acquisition of new aircraft.

Taxation has increased by 6% during the period, less than the growth in pre-tax profits and primarily reflects the continued decline in the headline rate of corporation tax in Ireland.

The Company's balance sheet continues to benefit from the strong growth in profits. Tangible fixed assets increased to EUR1,582.8m from EUR1,352.4m principally as a result of the delivery of eight additional aircraft since March 31, 2003 and the payment of deposits for new deliveries. The Company generated cash from operating activities of EUR253.1m, which funded advance payments on future deliveries of EUR95.1m whilst the balance is reflected in the higher cash and liquid resources figure of EUR1,161.1m. Advance delivery deposits amounted to EUR354.5m at the period end. Total debt has increased by a further EUR154.6m, net of repayments, since March 31, 2003 to EUR991.8m. Shareholder's funds at September 30, 2003 have increased to EUR1,415.5m compared to EUR1,241.7m at March 31, 2003.





Detailed Discussion and Analysis - Quarter Ended September 30, 2003

Profit after tax has increased by 18% to EUR131.7m driven by strong growth in passenger volumes and continued tight cost control, offset by lower average fares. Operating margins have declined by 2 points to 43% compared to the previous period. Operating profit increased by 23% to EUR150.2m compared to the quarter ended September 30, 2002 whilst profit before tax increased by 16%.

Total operating revenues increased by 30% to EUR351.2m whilst passenger volumes increased by 44% to 6.2m.

Scheduled passenger revenues increased by 30% to EUR309.5m, reflecting the increase in passenger volumes offset by lower average fares of 10%. The strengthening of the euro to sterling accounted for half of this decline.

Ancillary revenues increased by 30% to EUR41.7m, which, excluding charters has increased by 57%. This is higher than the growth in passenger volumes, and reflects strong growth in all areas of ancillary revenues particularly car hire, non-flight scheduled revenues, hotels and internet related activities.

Total operating expenses increased by 36% to EUR201.0m due to the increased level of activity, and the increased costs, primarily staff, depreciation, fuel, route charges and airport & handling costs associated with the growth of the airline.

Staff costs have increased by 35% to EUR31.6m reflecting a 36% increase in average employee numbers to 2,284 and the impact of a 3% pay increase granted during the period offset by savings arising from the stronger euro to sterling exchange rate.

Depreciation and amortisation increased by 22% to EUR23.7m due to an increase in the average number of aircraft owned from 44 to 58, offset by savings arising from the increase in the number of fully depreciated aircraft and the lower euro denominated cost of new aircraft due to the strengthening of the euro to US$ exchange rate.

Fuel costs increased by 26% to EUR43.7m due to a 57% increase in the number of hours flown, offset by a lower US$ cost per gallon of fuel, a stronger euro to US$ exchange rate and an improvement in the fleet fuel burn rate due to a higher proportion of 737-800 aircraft operated.

Maintenance costs increased by 43% to EUR11.0m reflecting an increase in the size of the fleet operated, an increase in the number of flight hours, and higher maintenance charges relating to the "Buzz" aircraft, offset by maintenance savings arising from the increase in the number of 737-800 aircraft operated.

Marketing and distribution costs decreased by 12% to EUR2.3m due to a lower spend in the quarter on new routes as all new routes were launched in Quarter 1.

Aircraft rental costs of EUR2.2m arose during the period reflecting the lease rental costs associated with the acquired "Buzz" aircraft.

Route Charges increased by 61% to EUR27.7m due to an increase in the number of sectors flown, an increase in the average sector length and an increase in the size of the aircraft operated which incur a higher charge offset by the impact of a weaker sterling to euro exchange rate.

Airport and handling charges increased by 34% to EUR37.6m, which is less than the growth in passenger volumes and reflects the lower charges on our new European routes and at our new bases.

Other expenses increased by 42% to EUR21.2m, is less than the growth in ancillary revenues after adjusting for the discontinued Charter programme, reflecting improved margins on some new and existing products and continued cost control on other indirect costs.

Operating profits have increased by 23% to EUR150.2m due to the reasons outlined above.

Interest receivable decreased by EUR2.9m to EUR6.1m reflecting the strong growth in cash resources arising from the profitable trading performance offset by lower deposit interest rates during the quarter. Interest payable increased by EUR4.1m to EUR11.7m due to the increased level of debt arising from the acquisition of new aircraft.

Taxation increased 5% to EUR14.0m, which is less than the growth in profits primarily due to the continued decline in the headline rate of corporation tax in Ireland.



                       Notes to the Financial Statements


1.      Accounting Policies

        The accounting policies followed in the preparation of these consolidated financial statements for the half year ended September 30, 2003 are consistent with those set out in the Annual Report for the year ended March 31, 2003.

2.      Approval of the Financial Statements

        The Audit Committee approved the consolidated financial statements for the Quarter and Half Year ended September 30, 2003 on October 30, 2003.

3.      Generally Accepted Accounting Policies

        The Management Discussion and Analysis of Results for the Quarter and Half Year ended September 30, 2003 are based on the results reported under Irish and UK GAAP.

4.      Aircraft retirement costs

        Five aircraft were retired earlier than expected due to the detection in this Quarter of scratch marks ('scribing') that occurred during an aircraft painting programme on these aircraft in 1995. It has been determined that the cost of repairing these aircraft is uneconomic due to the short remaining life of the aircraft. Accordingly the Company has determined that the residual value of US$1m(EUR794k) for these aircraft is excessive and as a result have reduced it to EUR250k per aircraft. The cost of this adjustment charge has been reflected in the results for Quarter 2.



Independent review report by KPMG to Ryanair Holdings plc

Introduction

We have been instructed by the company to review the financial information set out on pages 1 to 7 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Irish Stock Exchange which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/ 4: Review of interim financial information issued by the Auditing Practices Board. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2003

KPMG
Chartered Accountants                                            30 October 2003











                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  03 November, 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director